FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Announces CFO’s Departure

BRUSSELS, Belgium – August 28, 2008 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, reported today that Craig Owens, Executive Vice President and Chief Financial Officer of Delhaize Group, after seven successful and rewarding years at Delhaize Group has decided to accept the offer of Campbell Soup Company (NYSE: CPB) to become its Chief Financial Officer and Chief Administrative Officer. The process to appoint a successor for Craig Owens as CFO of Delhaize Group has already been initiated and will be diligently pursued.

Craig Owens (1954) has been Executive Vice President and Chief Financial Officer of Delhaize Group since 2001. He is a member of the Group’s Executive Committee. Mr. Owens will leave Delhaize Group on September 30, 2008.

“While I truly regret to see him leave our organization, my first thought is to thank Craig for his major contributions to Delhaize Group over the past seven years and wish him the best in this new job,” said Pierre-Olivier Beckers, President and CEO of Delhaize Group. “Craig has provided exemplary leadership in the Company’s drive to build strong finance, strategy and IT organisations, and those organizations will continue to support our performance and growth going forward. Very capable professionals are in place in each of the functional areas under Craig’s responsibility. We have begun a process that will be diligently pursued to choose a new CFO.”

“Although I am looking forward to this new professional opportunity, it is a difficult decision to leave Delhaize Group where I have enjoyed the chance to work with such a capable management team in a Company with its well deserved reputation for industry leadership,” added Craig Owens.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of June 2008, Delhaize Group’s sales network consisted of 2,602 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: September 2, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President